ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

October 2, 2007

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX COMMENCES DIAMOND DRILLING AT ITS

SPANISH MTN GOLD PROPERTY

Acrex Ventures Ltd. ("Acrex") is pleased to announce that the 2007 drill program has started on its Spanish Mountain property, located near Likely, B.C.  The $1.1 million program is being carried out on Acrex’s Hepburn Lake claim block approximately 2.0 km northwest of the Spanish Mountain Joint Venture gold project of Skygold Ventures Ltd. and Wild Rose Resources Ltd. Over the last two years drilling and compilation work by the Spanish Mountain Joint Venture has outlined a large tonnage, potentially bulk mineable, sediment hosted gold system with average gold grades of greater than 1.0 g/t. The Main mineralized zone measures 1,200 metres x 500 metres and is up to 135 metre thick.  The deposit remains open in all directions.

Acrex’s consultants, PBG Geoscience of Kamloops, BC, advise that the first drill hole has been collared to further test the gold-bearing intersections returned from drill hole 06SpM-15, completed in the fall of 2006 (see Acrex news release dated January 17, 2007).  This drill hole returned significant gold-bearing intersections, including 2.54 grams per tonne over 1.51 metres and 2.29 grams per tonne over 1.52 metres.  The latter result was from a sample of the last section of core drilled in the hole, from 158.5 to 160.02 metres depth.  Six drill sites have now been prepared to test these gold-bearing intersections both laterally and to depth.

Acrex has recently completed an airborne electromagnetic and magnetic geophysical survey of the property flown by Aeroquest International.  The survey shows a number of strong electromagnetic (resistivity) zones that trend from the Main Gold Zone on the Skygold-Wildrose Joint Venture property onto the Acrex claims.  Several drill sites have now been prepared that will test these important structures.

Two geologists are currently logging and splitting the core as the holes progress in order to expedite the assaying process.

Mr. Perry Grunenberg, P.Geo. of PBG Geoscience is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

“T.J. Malcolm Powell”

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.